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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*



                    CARACO PHARMACEUTICAL LABORATORIES LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Stock, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  14075T 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Mr. Dilip S. Shanghvi
                       Sun Pharmaceutical Industries Ltd.
                                     SPARC
                               Akota Road, Akota
                            Vadoadara 390 020 India

                                With a copy to:
                              David B. Braun, Esq.
                                  Butzel Long
                               160 West Jefferson
                            Detroit, Michigan 48243
                                  313-259-7777
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)



                  January 30, February 4 and February 20, 2004
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)

CUSIP No. 14075T 10 7
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Sun Pharmaceutical Industries Limited
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    India
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    -0-
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    15,189,614
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    -0-
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    15,189,614
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     15,189,614
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)


     62%
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         This statement relates to the Common Stock, without par value (the "Shares"), of Caraco Pharmaceutical Laboratories Ltd., a Michigan corporation (the "Company"). The principal executive offices of the Company are located at 1150 Elijah McCoy Drive, Detroit, Michigan 48202.

Item 2.  Identity and Background

         (a) This statement is being filed pursuant to Rule 13d-(1)(f) promulgated under the Securities and Exchange Act of 1934, as amended (the "Act") by Sun Pharmaceutical Industries Limited, a corporation organized under the laws of India ("Sun" or the "Reporting Person").

         (b) - (c) Sun is a corporation organized under the laws of India. Sun is a specialty pharmaceutical company. Sun's business address is Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai 400059, India.

         Pursuant to Instruction C to Schedule 13D under the Act, the directors and executive officers of Sun and their respective business addresses and present principal occupations are set forth below:

NAMES, BUSINESS ADDRESSES AND PRINCIPAL OCCUPATIONS OF THE DIRECTORS OF SUN

  SR.        NAME OF THE DIRECTORS                                     ADDRESS                                  POSITION
  NO.
  1.       SHRI DILIP S. SHANGHVI                          C/o  Sun Pharmaceutical Industries Ltd              The Chairman &
                                                           Acme Plaza, Andheri Kurla Road,                     Managing Director
                                                           Andheri (East),
                                                           MUMBAI - 400 059.

  2.       SHRI SUDHIR V. VALIA                            C/o  Sun Pharmaceutical Industries Ltd              Whole-time Director
                                                           Acme Plaza, Andheri Kurla Road,
                                                           Andheri (East),
                                                           MUMBAI - 400 059.

  3.       SHRI SAILESH T. DESAI                           C/o  Sun Pharmaceutical Industries Ltd              Whole-time Director
                                                           402, 4th   Floor, R. K. Centre,
                                                           Fatehgunj Main Road,
                                                           BARODA - 390 002.

  4.       SHRI S. MOHANCHAND DADHA                        C/o  Sun Pharmaceutical Industries Ltd              Director
                                                           10, Jeypore Nagar,
                                                           CHENNAI - 600 086.

  5.       SHRI HASMUKH S. SHAH                            C/o  Sun Pharmaceutical Industries Ltd              Director
                                                           402, 4th   Floor, R. K. Centre,
                                                           Fatehgunj Main Road,
                                                           BARODA - 390 002.

  6.       SHRI KEKI MINU MISTRY                           C/o  HDFC Limited                                   Director
                                                           Ramon House, 5th Floor,
                                                           H. T. Parekh Marg,
                                                           169, Backbay Reclamation,
                                                           Churchgate, Mumbai -400 020.

  7.        SHRI ASHWIN S. DANI                            C/o  Asian Paints (India) Ltd.,                     Director
                                                           6-A, SHANTI  NAGAR,
                                                           SANTACRUZ (EAST),
                                                           MUMBAI - 400055

NAMES, BUSINESS ADDRESSES AND PRINCIPAL OCCUPATIONS OF THE EXECUTIVE OFFICERS OF SUN

  1.          Mr. Shyamal Ghosh                     Sun Pharmaceutical Industries Ltd., AcmePlaza,Andheri           Sr.Vice
                                                    Kurla Road, Andheri (E) Mumbai - 400 059                        President
                                                    Maharashtra, India                                              (Marketing)

  2.          Mr. Harin P. Mehta                    Sun Pharmaceutical Industries Ltd., AcmePlaza,Andheri           Vice
                                                    Kurla Road, Andheri (E) Mumbai - 400 059                        President
                                                    Maharashtra, India

  3.          Mr. Rakesh Mehta                      Sun Pharmaceutical Industries Ltd., AcmePlaza,Andheri           Sr.Vice
                                                    Kurla Road, Andheri (E) Mumbai - 400 059                        President
                                                    Maharashtra, India                                              (International
                                                                                                                    Marketing)

  4.          Dr. Ashok Batham                      Sun Pharmaceutical Industries Ltd., AcmePlaza,Andheri           Vice
                                                    Kurla Road, Andheri (E) Mumbai - 400 059                        President -
                                                    Maharashtra, India                                              Clinical
                                                                                                                    Research
  5.          Mr. Abhay Gandhi                      Sun Pharmaceutical Industries Ltd., AcmePlaza,Andheri           Sr.Vice
                                                    Kurla Road, Andheri (E) Mumbai - 400 059                        President
                                                    Maharashtra, India                                              (International
                                                                                                                    Marketing)

  6.          Mr. T.K.Roy                           Sun Pharmaceutical Industries Ltd., AcmePlaza,Andheri           Sr.Vice
                                                    Kurla Road, Andheri (E) Mumbai - 400 059                        President
                                                    Maharashtra, India                                              (Marketing)

  7.          Mr. Lokesh Sibbal                     Sun Pharmaceutical Industries Ltd., AcmePlaza,Andheri           Vice President
                                                    Kurla Road, Andheri (E) Mumbai - 400 059                        (Marketing)
                                                    Maharashtra, India

  8.          Ms. Sharda Crishna                    Sun Pharmaceutical Industries Ltd., AcmePlaza,Andheri           Vice
                                                    Kurla Road, Andheri (E) Mumbai - 400 059                        President
                                                    Maharashtra, India                                              (Marketing)

  9.          Mr. Kamlesh M. Dudhara                SPARC, Akota Road, Akota, Baroda-390 020                        Sr.Vice
                                                    Gujarat, India                                                  President -
                                                                                                                    Formulations
 10.          Dr.T.Rajmannar                        SPARC, Akota Road, Akota, Baroda-390 020                        Sr.Vice
                                                    Gujarat, India                                                  President
                                                                                                                    (Organic
                                                                                                                    Synthesis)

 11.           Dr. Amarjit Singh                    Sun Pharmaceutical Industries Ltd., AcmePlaza,Andheri           Exe. Vice
                                                    Kurla Road,Andheri (E) Mumbai - 400 059                         President- R&D
                                                    Maharashtra, India

 12.           Mr.Kamlesh H Shah                    Sun Pharmaceutical Industries Ltd., AcmePlaza,Andheri           Company
                                                    Kurla Road,Andheri (E) Mumbai - 400 059                         Secretary
                                                    Maharashtra, India

 13.           Mr. Y Dattatreya                     Sun Pharmaceutical Industries Ltd., AcmePlaza,Andheri           Vice President-
                                                    Kurla Road,Andheri (E) Mumbai - 400 059                         Human Resources
                                                    Maharashtra, India

 14.           Mr. Sundaresh Raju                   Sun Pharmaceutical Industries Ltd., AcmePlaza,Andheri           Vice President -
                                                    Kurla Road,Andheri (E) Mumbai - 400 059                         Training
                                                    Maharashtra, India

 15.           Mr. Vipul Doshi                      SPARC, Akota Road, Akota, Baroda-390 020                        Sr.Vice
                                                    Gujarat, India                                                  President

         (d) To the best of its belief and based upon the information available to the Company, none of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) To the best of its belief and based upon the information available to the Company, none of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation relating to such laws.

         (f) Sun is a corporation organized under the laws of India and each of its executive officers and directors named in this Item 2 are citizens of India.

Item 3. Source and Amount of Funds or Other Considerations.


         On February 4, 2004, Sun consummated the purchase of 1,052,291 shares of Common Stock from two trusts controlled by Mr. David Hagelstein ("Hagelstein") at a price of $9.00 per share. Also, on February 4, 2004, Sun consummated the purchase of 1,900,000 shares of Common Stock from Joliat Enterprises LLC, a company controlled by Jay Joliat ("Joliat"), at a price of $9.00 per share. Mr. Hagelstein and Mr. Joliat are former directors of the Company. In addition, Sun also acquired options to purchase 1,679,066 shares of the Company's common stock with exercise prices ranging from .$68 to $3.50 per share from Hagelstein, Joliat and various individuals related to Joliat. Finally, on February 20, 2004, Sun acquired 500,000 shares of Common Stock from a single shareholder at a price of $9.00 per share. Sun's total cost to acquire the Common Stock was $31,070,619. Sun's total cost to acquire the options was $11,744,964. The total cost for all securities acquired was $42,814,964. Sun financed all the purchases of Common Stock and options from internal funds.


Item 4. Purpose of Transaction


         The purpose of Sun's acquisition of the Shares was to make an additional investment in the Company and to provide an orderly method by which Messrs. Hagelstein and Joliat could sell the Shares and the options. The Company and Sun Global, a subsidiary of Sun, are subject to an existing new products agreement pursuant to which Sun, or its affiliate Sun Global may receive up to 13,600,000 shares of Series B Preferred Stock, no par value (convertible on a one-for-one basis into shares of common stock after a 3 year holding period). As a result of the recent share acquisitions, Sun has increased its ownership from 49% to 62% and as a result has obtained control of the Company. In addition, Sun has acquired options to purchase an additional 1,679,066 shares of Common Stock with exercise prices ranging between $.68 and $3.50 per share.


         At this time, except as disclosed above, the Sun has no immediate plans or proposals which relate to or would result in:

         1). the acquisition by any person of additional securities of the issuer, or the disposition of securities of the Company;

         2). an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company;

         3). a sale or transfer of a material amount of assets of the Company;

         4). any change in the present board of directors or management of the Company, including any plans to change the number or term of directors except that the board may elect to fill an existing vacancy on the board;

         5). any material change in the present capitalization or dividend policy of the Company;

         6). any other material change in the Company's business or corporate structure;

         7). changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         8). causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

         9).      the Shares becoming eligible for termination pursuant to
                  Section 12(g)(4) of the Act; or

         10).     any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer


         The following information is provided in response to Item 5 of Schedule 13D and is based on a total of 24,564,828 Shares outstanding (based on information from the Company as to the number of Shares outstanding as of December 31, 2003)


         a-b).

                  Sole Voting Power
                           0

                  Shared Voting Power
                           15,189,614

                  Sole Dispositive Power
                           0

                  Shared Dispositive Power
                           15,189,614


                  Aggregate Amount Beneficially Owned
                           62%



         c). As disclosed in Item 3, Sun, in an acquisition for cash, purchased 3,452,291 Shares in three transactions on February 4, 2004 and February 20, 2004 for $9.00 per share.


         d). No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

         e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


         The Company and Sun Global, a subsidiary of Sun, were also subject to a Products Agreement dated August 1997 pursuant to which, Sun is required to transfer and sell to the Company the technology for up to 25 generic pharmaceutical products consisting of ANDAs (abbreviated new drug applications) or DESIs (drug efficiency study implementations (which only count as 1/3 of a product)), in exchange for 544,000 Shares for each product (181,333 Shares for each DESI product).


         Sun has acquired options to purchase an additional 1,679,066 shares of common stock. The options have exercise prices ranging from $.68 to $3.50 per share and are immediately exercisable. All of the options expire prior to October 18, 2006 except for 2,400 options which expire prior to September 8, 2007.

Item 7.  Material to be Filed as Exhibits

         None


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:    February 20, 2004



                                        Sun Pharmaceutical Industries Limited



                                        By: /s/ Dilip S. Shanghvi
                                           -----------------------------------
                                                 Dilip S. Shanghvi
                                                 Managing Director